UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2005

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

Q3

THIRD QUARTER REPORT

INTRAWEST

NINE MONTHS ENDED
MARCH 31, 2005

To Our Shareholders

We continue to see strength in our core business segments even though our resorts in British Columbia experienced the most challenging winter in 40 years. The adverse weather during the third quarter was an anomaly – a one-time event that is now behind us. Skier visits increased at our western U.S. and eastern resorts partially offsetting the decline at Whistler Blackcomb, Panorama Mountain Village and Canadian Mountain Holidays. The recent acquisition of Abercrombie & Kent (A&K) and the remaining 55 per cent of Alpine Helicopters contributed incremental revenue and EBITDA to our resort and travel operations. Management services revenue grew due to increases in fees from property management and commissions earned through the sale of third-party real estate by Playground (our real estate sales division). As expected, revenue from real estate development decreased year over year as we closed fewer units during the quarter.

Operating Results
(All dollar amounts are in US currency)

Total revenue for the fiscal 2005 third quarter was $504.8 million compared with $437.9 million for the same period last year. Net income was $68.8 million or $1.44 per share compared with $56.2 million or $1.17 per share in the third quarter last year. Total Company EBITDA was $126.1 million in the third quarter compared with $128.1 million in the same period last year. Lower resort and travel operations EBITDA from our resorts in British Columbia and reduced real estate EBITDA offset growth in management services EBITDA.

For the nine months ended March 31, 2005, total revenue was $1,147.5 million compared with $1,064.5 million for the same period last year. The increase resulted mainly from the acquisition of A&K, partially offset by reduced real estate closings. Total Company EBITDA was $199.6 million versus $205.6 million for the same period last year, as a reduction in real estate EBITDA was partially offset by an increase in EBITDA from resort and travel operations and management fees.

Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis below.

Latest Company Developments

Since January 1, 2005, we have launched 10 real estate projects at nine different resorts and sold 91 per cent of the 681 units for proceeds of $325 million. A number of these projects are expected to be sold to Leisura.

Dividends

On May 9, 2005, the Board of Directors declared a dividend of Cdn$0.08 per common share payable on July 27, 2005 to shareholders of record on July 13, 2005.

Outlook

Our ability to deliver solid results during the third quarter when weather impacted our number one resort is the result of the strategic diversification of our Leisure and Travel Group. However, our third quarter results also underscore the importance of continuing our diversification of this business segment. We have developed a scalable business platform which will allow us grow this part of our business in an efficient manner. Our real estate business is strong as demonstrated by our recent success at real estate project launches, and we will continue to utilize strategic partners where appropriate. Our focus remains on growing the core businesses in a disciplined manner.

On behalf of the Board,

Joe S. Houssian	John E. Currie
Chairman, President and Chief Executive Officer	Chief Financial Officer
May 9, 2005

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2004 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

     Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is May 9, 2005.

THREE MONTHS ENDED MARCH 31, 2005 (THE “2005 QUARTER”)
COMPARED WITH THREE MONTHS ENDED MARCH 31, 2004 (THE “2004 QUARTER”)

Total revenue increased from $437.9 million in the 2004 quarter to $504.8 million in the 2005 quarter mainly due to the acquisition of Abercrombie & Kent (“A&K”), partially offset by reduced real estate closings. Despite the increase in revenue, total Company EBITDA decreased from $128.1 million to $126.1 million as low margins in A&K, lower resort and travel operations EBITDA from our British Columbian resorts and reduced real estate EBITDA offset growth in management services EBITDA. Net income was $68.8 million or $1.44 per diluted share in the 2005 quarter compared with $56.2 million or $1.17 per diluted share in 2004 quarter. Net income in the 2005 quarter was increased due to a significantly reduced income tax provision (refer to REVIEW OF CORPORATE OPERATIONS below).

REVIEW OF RESORT AND TRAVEL OPERATIONS

Resort and travel operations revenue increased from $299.5 million in the 2004 quarter to $391.4 million in the 2005 quarter. On July 2, 2004, we acquired a 67% interest in A&K, a worldwide luxury adventure-travel company, and we consolidated A&K’s results from the acquisition date. A&K generated $67.9 million of revenue in the 2005 quarter, principally from sales of travel tours. On December 15, 2004, we also acquired the remaining 55% of Alpine Helicopters that we did not already own and the incremental revenue in the 2005 quarter from our new ownership interest was $15.1 million. On a same-business basis (i.e., excluding A&K and 55% of Alpine Helicopters), resort and travel operations revenue increased 3% to $308.4 million, with the mountain resorts increasing from $289.3 million to $295.5 million and the warm-weather resorts increasing from $10.2 million to $12.9 million.

     The rise in the value of the Canadian dollar from an average rate of US$0.76 in the 2004 quarter to US$0.80 in the 2005 quarter increased reported mountain resort revenue by $7.4 million. On a same-business, constant exchange rate basis, mountain resort revenue decreased by $1.2 million in the 2005 quarter due to a 16% decrease in revenue at our British Columbia resorts partially offset by a 7% increase in revenue at our eastern resorts and a 9% increase in revenue at our western U.S. resorts.

     Our resorts in British Columbia experienced the most challenging weather in 40 years, with heavy rainfall in mid-January followed by warm, dry conditions through mid-March. As a result, skier visits declined 16% at Whistler Blackcomb and 10% at Panorama. To compensate for sub-standard conditions, we discounted the prices of many of our products, which led to flat revenue per visit at Whistler Blackcomb and a 14% decline at Panorama. Business volumes at Alpine Helicopters were also affected by the difficult weather, resulting in a $1.8 million decrease in revenue based on our 45% interest. Our eastern resorts generally experienced good conditions during the 2005 quarter which, combined with the positive impact of an early Easter, increased skier visits by 8%. Revenue per skier visit at our eastern resorts (on a constant exchange rate basis) decreased 1%. Similarly, our western U.S. resorts benefited from generally good conditions and realized a 3% increase in skier visits and a 5% increase in revenue per visit. The increase in visits would have been greater, however torrential rains in California in January closed roads and impacted visitation to Mammoth.

     The $2.7 million or 26% increase in revenue from the warm-weather resorts in the 2005 quarter was primarily due to a 24% increase in occupied room nights at Sandestin, which drove higher retail, food and beverage, and activities revenue.

     The breakdown of resort and travel operations revenue by major business component was as follows:

	2005	2004
(MILLIONS)	QUARTER	QUARTER	INCREASE	CHANGE(%)

Mountain operations	$175.9	$162.8	$13.1	8
Retail and rental shops	59.7	55.5	4.2	8
Food and beverage	43.3	40.4	2.9	7
Ski school	28.3	26.2	2.1	8
Golf	3.8	4.0	(0.2)	(5)
Travel tours	67.9	—	67.9	n/a
Other	12.5	10.6	1.9	18

	$391.4	$299.5	$91.9	31

The increase in mountain operations revenue was due to the acquisition of 55% of Alpine Helicopters. Excluding this factor, mountain operations revenue decreased 1% due to the reduction in skier visits in British Columbia. The decline in golf revenue was mainly due to cool, wet weather throughout January and February at our course in Arizona.

     Resort and travel operations expenses increased from $198.5 million in the 2004 quarter to $294.4 million in the 2005 quarter, of which $65.0 million and $11.7 million, respectively, were due to the inclusion of A&K and 55% of Alpine Helicopters in our results. On a same-business basis, resort and travel operations expenses were $217.7 million in the 2005 quarter. Mountain resort expenses increased by $17.5 million to $202.8 million due mainly to the increased skier visits at our western U.S. and eastern resorts, increased general and administrative costs of the recently formed Leisure and Travel Group and the impact on reported expenses of the higher Canadian dollar. Our ability to reduce expenses at our British Columbia resorts in response to the shortfall in visits was limited given the high proportion of fixed costs at a ski resort and the incremental costs incurred on snow management and guest services. Expenses at the warm-weather resorts increased by $1.6 million to $14.9 million due mainly to higher business volumes at Sandestin.

     Resort and travel operations EBITDA decreased from $100.9 million in the 2004 quarter to $97.0 million in the 2005 quarter. The acquisitions of A&K and 55% of Alpine Helicopters added $2.9 million and $3.4 million, respectively, to EBITDA while the impact of significantly reduced skier visits in British Columbia, net of other factors decreased it by $10.2 million. The decline in EBITDA reduced the margin on resort and travel operations from 33.7% in the 2004 quarter to 24.8% in the 2005 quarter. Excluding A&K, which has lower margins than our other resort operations businesses due to the economics of the tour and travel industry, the margin would have been 29.1% in the 2005 quarter.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased from $46.4 million in the 2004 quarter to $59.2 million in the 2005 quarter, broken down as follows:

	2005 QUARTER		2004 QUARTER
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Lodging and property management	$37.3	$17.3	$29.1	$12.1
Other resort and travel fees	10.5	2.9	8.1	1.0
Development services fees	2.0	(0.2)	3.9	0.6
Playground sales fees	9.4	3.6	5.3	2.0

	$59.2	$23.6	$46.4	$15.7

The increase in fees from lodging and property management was due mainly to a 9% increase in occupied room nights and a 4% increase in average daily rate across our resorts. In addition, we charged $1.1 million of reservation fees (these fees were not charged in fiscal 2004) and generated higher revenue from housekeeping and miscellaneous lodging services. Since we do not have a portfolio of managed lodging units at Whistler Blackcomb, the decline in visitors to that resort did not have a significant impact on the management services segment. The increase in other resort and travel fees, which comprise reservation fees earned by RezRez, our central call center, golf course management fees and club management fees earned by the Resort Club, was due mainly to growth in club management. The reduction in development services fees was mainly due to the timing of incurrence of construction costs by Leisura and the completion of several Leisura projects, which weighted fees towards the first six months of fiscal 2005. Strong resale markets at Sandestin and Stratton and higher sales fees from third-party developers enabled Playground (our real estate sales business) to increase its sales fees by $4.1 million.

     Management services expenses increased from $30.6 million in the 2004 quarter to $35.6 million in the 2005 quarter due to the higher volume of activity. EBITDA from management services increased 50% from $15.7 million in the 2004 quarter to $23.6 million in the 2005 quarter. The margin on management services improved from 34.0% to 39.8%.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development decreased from $91.5 million in the 2004 quarter to $52.1 million in the 2005 quarter. Revenue for the 2004 quarter included $14.9 million from the sale of two projects to Leisura (there were no project sales to Leisura in the 2005 quarter). Excluding the sales to Leisura, revenue generated by Intrawest Placemaking (our resort development business) decreased, as expected, from $62.0 million to $37.1 million while revenue generated by Intrawest Resort Club (our vacation ownership business) increased from $14.6 million to $15.0 million.

     Intrawest Placemaking closed 93 units in the 2005 quarter compared with 136 units in the 2004 quarter. The average price per closed unit was $399,000 in the 2005 quarter, down from $456,000 in the 2004 quarter. In an effort to sell long-standing inventory at Solitude and Copper we discounted prices and closed a total of 36 units at an average price of $321,000 per unit. In addition, we closed relatively more single-family lots (25% of units versus 13%) in the 2005 quarter than the 2004 quarter and single-family lots typically have lower sales prices than other types of units.

     The profit contribution from real estate development decreased to $7.0 million in the 2005 quarter from $9.5 million in the 2004 quarter due mainly to the lower number of closings and losses on the sellout of inventory at Solitude and Copper. These profit contributions included $4.9 million of deferred land profit on project sales to Leisura (recorded as a reduction in real estate costs) in the 2005 quarter, up from $3.9 million in the 2004 quarter. Deferred land profits are recognized on a percentage-of-completion basis as Leisura recognizes profits on the sale of its units. We also recognized a loss of $0.3 million in the 2005 quarter from our equity investment in Leisura compared with income of $0.8 million in the 2004 quarter. The loss in the 2005 quarter reflects adjustments to previously recorded equity income on completion of certain projects. The margin on real estate development was 13.4% in the 2005 quarter, up from 10.3% in the 2004 quarter.

REVIEW OF CORPORATE OPERATIONS

Interest and other income (expense) increased from an expense of $0.3 million in the 2004 quarter to income of $2.4 million in the 2005 quarter due mainly to higher interest income, including interest on the $45 million vendor take-back loan on the sale of commercial properties in the second quarter.

     Interest expense was $9.1 million in the 2005 quarter, down from $12.6 million in the 2004 quarter due to lower average debt levels and lower interest rates, primarily from the redemption of higher interest-bearing senior notes. In the second quarter of fiscal 2005 we redeemed $359.9 million of 10.5% senior notes and issued $329.9 million of 7.5% and 6.875% senior notes. The remaining $34.5 million of 10.5% senior notes were redeemed in February 2005. We expensed $2.1 million of call premium and other costs in the 2005 quarter in connection with this redemption.

     Depreciation and amortization expense was $35.2 million in the 2005 quarter, up from $33.2 million in the 2004 quarter due mainly to the inclusion of $1.1 million of depreciation and amortization at A&K and $0.9 million more depreciation from the acquisition of the remaining 55% of Alpine Helicopters.

     Corporate general and administrative (“G&A”) expenses increased from $4.2 million in the 2004 quarter to $5.4 million in the 2005 quarter due mainly to higher compensation costs (including the cost of expensing stock options), increased corporate governance expenses, the cost of complying with privacy legislation and the impact on reported G&A of the stronger Canadian dollar.

     The provision for income taxes decreased from $11.0 million in the 2004 quarter to $1.9 million in the 2005 quarter, being the amount required to bring the income tax provision for fiscal 2005 year-to-date to zero. We had expected that our income tax rate in fiscal 2005 would be in the range of 10% – 15%, however, the decline in EBITDA, mainly from resort and travel operations in British Columbia, reduced the amount of income taxed at higher marginal rates, lowering our overall tax rate. Our income tax provision was further reduced by the utilization of income tax losses that we had previously expected to expire unutilized. As a result of these two factors we expect our income tax provision in fiscal 2005 to be zero.

     Non-controlling interest was $7.3 million in the 2005 quarter, down from $8.8 million in the 2004 quarter as lower non-controlling interest at Whistler Blackcomb, arising from reduced resort and travel operations EBITDA, offset the inclusion of non-controlling interest in A&K.

NINE MONTHS ENDED MARCH 31, 2005 (THE “2005 PERIOD”)
COMPARED WITH NINE MONTHS ENDED MARCH 31, 2004 (THE “2004 PERIOD”)

Total revenue increased from $1,064.5 million in the 2004 period to $1,147.5 million in the 2005 period mainly due to the acquisition of A&K, partially offset by reduced real estate closings. Total Company EBITDA decreased from $205.6 million to $199.6 million as increased EBITDA from resort and travel operations and management services was offset by reduced EBITDA due to the timing of real estate closings. Net income before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed was $84.3 million or $1.75 per diluted share in the 2005 period compared with $67.6 million or $1.41 per diluted share in the 2004 period. We redeemed senior notes in both periods and expensed $30.2 million and $12.1 million of call premium and other costs, respectively, in the 2005 and 2004 periods. After expensing the call premium and unamortized costs on senior notes redeemed, we generated net income of $54.1 million or $1.13 per diluted share in the 2005 period compared with $57.3 million or $1.20 per diluted share in the 2004 period. Net income in the 2005 period was increased due to recording zero income taxes.

REVIEW OF RESORT AND TRAVEL OPERATIONS

Resort and travel operations revenue increased from $465.1 million in the 2004 period to $716.0 million in the 2005 period. The acquisitions of A&K in July 2004 and the remaining 55% of Alpine Helicopters in December 2004 increased resort and travel operations revenue by $206.1 million and $15.1 million, respectively, and the impact of the higher Canadian dollar increased reported revenue by a further $12.2 million. On a same-business, constant exchange rate basis, mountain resort revenue increased by $12.1 million as a 9% increase in revenue in the first two quarters, due mainly to the 7% increase in skier visits from the season start to the end of December and strong growth in summer revenue at many resorts, offset the $1.2 million decline in mountain resort revenue in the third quarter described above. Revenue from the warm-weather resorts increased by $5.4 million to $38.9 million in the 2005 period due mainly to a 21% increase in occupied room nights at Sandestin, which drove higher retail, food and beverage, and activities revenue.

     EBITDA from resort and travel operations increased from $125.8 million in the 2004 period to $134.6 million in the 2005 period. The acquisitions of A&K and 55% of Alpine Helicopters increased EBITDA by $16.2 million and $3.4 million, respectively, and other factors, particularly the significant decline in EBITDA at our operations in British Columbia in the third quarter, reduced it by $10.8 million. The margin on ski and resort operations decreased from 27.1% in the 2004 period to 18.8% (23.2% excluding A&K) in the 2005 period.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased 38% from $95.2 million in the 2004 period to $130.9 million in the 2005 period, broken down as follows:

	2005 PERIOD		2004 PERIOD
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Lodging and property management	$70.5	$17.7	$57.6	$12.8
Other resort and travel fees	16.5	1.4	15.0	1.2
Development services fees	13.7	5.5	8.4	1.9
Playground sales fees	30.2	11.9	14.2	5.9

	$130.9	$36.5	$95.2	$21.8

Fees from lodging and property management increased by $12.9 million due mainly to a 10% increase in occupied room nights and a 3% increase in average daily rates across our resorts, and higher revenue from housekeeping and miscellaneous lodging services. Other resort and travel fees mainly comprise call center reservation fees and golf course and miscellaneous club management services. The increase in development services fees was due to managing more projects for Leisura during the first six months of the year. The growth in Playground sales fees from third-party developers reflects the accelerated timing of real estate closings on newly constructed projects and strong resales activity.

     The growth in revenues increased EBITDA from management services from $21.8 million in the 2004 period to $36.5 million in the 2005 period. The margin on management services improved from 22.9% to 27.9%.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development was $292.7 million in the 2005 period compared with $498.5 million in the 2004 period. Revenue for the 2005 period included $109.5 million from the sale of commercial properties to a partnership in which we are a 20% partner with a real estate investment trust. We also sold two projects to Leisura for $19.9 million in the 2005 period, down from 10 projects for $107.6 million in the 2004 period. Excluding the sale of commercial properties and sales to Leisura, revenue generated by Intrawest Placemaking decreased from $355.5 million to $128.1 million while revenue generated by Intrawest Resort Club decreased slightly from $35.4 million to $35.2 million.

     Intrawest Placemaking closed 314 units in the 2005 period compared with 794 units in the 2004 period, reflecting the timing of construction completions as well as the impact of selling projects to Leisura (and closings of units in these projects being excluded from the Placemaking closings). For the fiscal year we expect to close about 550 units, down from 1,334 units in fiscal 2004.

     The profit contribution from real estate development decreased from $42.4 million in the 2004 period to $26.9 million in the 2005 period mainly due to the lower number of closings and a loss of $1.2 million on sale of commercial properties, partially offset by higher land profits on project sales to Leisura. We recognized $14.8 million of deferred land profit on sales to Leisura (recorded as a reduction in real estate costs) in the 2005 period, up from $3.9 million in the 2004 period, reflecting the number of projects and their stage of construction completion. We also recognized equity income from our investment in Leisura of $2.3 million in the 2005 period, up from $0.8 million in the 2004 period. The margin on real estate development was 9.2% (15.3% excluding the sale of commercial properties) in the 2005 period, up from 8.5% in the 2004 period.

     While we recorded a loss of $1.2 million on the sale of commercial properties at two resorts, we sold commercial properties at five other resorts for an aggregate gain of $10.1 million, however GAAP requires that gains be deferred, due to the sale and leaseback and equity accounting rules, while losses are recognized immediately.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $5.6 million in the 2005 period, up from $4.8 million in the 2004 period mainly due to the inclusion of $1.3 million of interest and miscellaneous gains earned by A&K and increased interest earned on receivables and cash balances (including a $45 million vendor take-back loan on the sale of commercial properties), partially offset by the collection in the 2004 period of $2.4 million of fuel spill remediation costs at Mammoth.

     Interest expense decreased from $34.7 million in the 2004 period to $32.3 million in the 2005 period. Interest incurred was $11.3 million, or 16%, lower in the 2005 period (due to lower average debt levels and lower interest rates primarily from the refinancing of senior notes), however $8.9 million, or 24%, less interest was capitalized to real estate (partly due to the sale of projects to Leisura). The positive impact of these interest savings was partly offset by the consolidation of $1.1 million of interest expense of A&K.

     Depreciation and amortization expense increased from $54.7 million in the 2004 period to $61.2 million in the 2005 period due mainly to the inclusion of $4.0 million of depreciation and amortization at A&K and $0.9 million more depreciation from the acquisition of the remaining 55% of Alpine Helicopters. In addition, the higher Canadian dollar increased reported depreciation of Canadian assets by $1.4 million in the 2005 period.

     Corporate general and administrative expenses increased from $13.7 million in the 2004 period to $15.3 million in the 2005 period. Higher compensation costs (including $0.7 million to expense the cost of stock options in accordance with our change in accounting policy), increased corporate governance and privacy compliance expenses and the impact on reported G&A of the stronger Canadian dollar offset a decline in corporate G&A expenses resulting from the transfer of personnel to the recently formed Leisure and Travel Group and the inclusion of their G&A expenses in resort and travel operations expenses.

     The provision for income taxes was zero in the 2005 period compared with $11.5 million in the 2004 period. As discussed above, we expect our income tax provision to be zero in fiscal 2005.

     Non-controlling interest was $10.4 million in the 2005 period, down from $10.9 million in the 2004 period as lower non-controlling interest at Whistler Blackcomb, related to reduced resort and travel operations EBITDA in the third quarter, offset the inclusion of $4.4 million of non-controlling interest in A&K.

LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate free cash flow is important to our long-term success. Free cash flow is the amount of cash flow generated by our businesses that is available to be used to invest in new business opportunities or to repay debt or potentially to buy back shares or make distributions to shareholders. We generated $3.9 million of free cash flow in the 2005 quarter, down from $51.8 million in the 2004 quarter mainly due to increased cash requirements for real estate and for resort and travel operations assets. For the 2005 period we generated negative free cash flow of $28.7 million compared with positive free cash flow of $92.5 million in the 2004 period due mainly to the timing of real estate closings (including project sales to Leisura).

     The following table identifies the major sources and uses of cash in the 2005 and 2004 quarters and periods. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

	2005	2004		2005	2004
(MILLIONS)	QUARTER	QUARTER	CHANGE	PERIOD	PERIOD	CHANGE

Funds from operations	$113.5	$99.1	$14.4	$132.1	$129.1	$3.0
Net recovery of (investment in) real estate properties	(47.7)	(16.3)	(31.4)	(54.0)	83.2	(137.2)
Cash for resort capex, investments and other assets	(23.2)	(22.6)	(0.6)	(90.9)	(89.0)	(1.9)
Net cash flow from long-term receivables and working capital	(38.7)	(8.4)	(30.3)	(15.9)	(30.8)	14.9

Free cash flow	3.9	51.8	(47.9)	(28.7)	92.5	(121.2)
Cash for business acquisitions, net of asset disposals	(0.1)	0.2	(0.3)	(21.4)	14.4	(35.8)

Net cash flow from operating and investing activities	3.8	52.0	(48.2)	(50.1)	106.9	(157.0)
Net financing inflows (outflows)	(11.6)	(64.4)	52.8	69.7	(136.1)	205.8

Increase (decrease) in cash	$(7.8)	$(12.4)	$4.6	$19.6	$(29.2)	$48.8

The positive changes in funds from operations for the quarter and the year-to-date have been discussed in the review of operations earlier in this MD&A.

     The significant change in cash flow from real estate properties was mainly due to the first year impact of Leisura. In the 2004 quarter and 2004 period we completed construction of several major condo-hotel properties and realized significant cash flow from closings. At the same time, the first 10 projects were sold to Leisura, limiting our capital requirements to our approximate one-third equity investment in Leisura. By contrast, in the 2005 quarter and 2005 period, because the Leisura structure was in place, fewer projects were completed outside Leisura and therefore we realized less cash flow from closings. Furthermore, the timing of project sales to Leisura accelerated with the second round of projects, leaving only two projects to be closed in fiscal 2005. These negative changes in cash flow were partially offset by the sale of commercial properties in the 2005 period.

     Expenditures on resort assets (“capex”), investments and other assets used $23.2 million cash in the 2005 quarter compared with $22.6 million in the 2004 quarter. Almost all of the cash in the 2005 quarter was used for resort and travel capex, $11.1 million more than in the 2004 quarter, of which $6.8 million related to capex at A&K and Alpine Helicopters. For the 2005 period, expenditures on capex, investments and other assets now total $90.9 million, up slightly from $89.0 million in the 2004 period. We spent $65.6 million on resort and travel capex in the 2005 period, up from $50.7 million in the 2004 period. We expect to spend a total of approximately $80 million on resort and travel capex during fiscal 2005, somewhat higher than the $69.3 million spent in fiscal 2004, due mainly to capital projects of our recently acquired businesses and expenditures to standardize technology across resorts. We also spent $9.4 million in the 2005 period for our 20% interest in the partnership that purchased our commercial properties and we invested $1.5 million in Leisura, down from an investment of $17.1 million in the 2004 period due mainly to the timing of project sales.

     Long-term receivables and working capital used $38.7 million of cash in the 2005 quarter, up from $8.4 million in the 2004 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. For the 2005 period these items used $15.9 million of cash, down from $30.8 million in the 2004 period.

     In the 2005 period we paid $41.8 million for the acquisition of the 55% of the shares of Alpine Helicopters that we did not already own. Net of cash acquired in the acquisition, our investment was $36.9 million. These expenditures were partially offset by $15.2 million of cash acquired on the acquisition of 67% of A&K, net of our acquisition cost. We did not make any acquisitions in the 2004 period, however we sold our investment in Compagnie des Alpes for proceeds of $14.4 million.

     In total, our operating and investing activities provided $3.8 million of cash in the 2005 quarter, down from $52.0 million in the 2004 quarter. For the 2005 period, operating and investing activities have used $50.1 million of cash, which we funded primarily by drawing on our senior credit facility, compared with a cash inflow of $106.9 million in the 2004 period, which we applied primarily to pay down our senior credit facility.

     We have a number of revolving credit facilities to meet our capital needs. Our main source of liquidity, our senior credit facility, was renewed during the 2005 period for a term of three years and its capacity was increased to $425 million. At March 31, 2005, we had drawn $258.1 million under this facility and we had also issued letters of credit for $58.9 million, leaving $108.0 million available to cover future liquidity requirements. Several of our resorts also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are sufficient to finance all our normal operating needs.

     In February 2005 we redeemed the remaining $34.5 million 10.5% senior notes due February 1, 2010. We had redeemed $359.9 million of these notes in October 2004, mainly using the proceeds of an issue of $225 million 7.5% senior notes due October 15, 2013 and Cdn$125 million 6.875% senior notes due October 15, 2009 to do so. With the refinancing of our senior notes and renewal of our senior credit facility completed, the major objectives we set at the beginning of the fiscal year with respect to our capital structure have been satisfied.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, we adopted CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“VIEs”). The guideline provides guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. The guideline requires companies to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of the VIE and, if so, consolidate the VIE. The primary beneficiary is the party, if any, that will receive a majority of the VIE’s expected residual returns, or absorb the majority of its expected losses, or both.

     We have determined that we are the primary beneficiary of three VIEs. Prior to January 1, 2005, we accounted for these entities using the proportionate consolidation method. The impact of consolidating these VIEs on our balance sheet as at March 31, 2005 was to increase resort properties by $46.3 million, other assets by $0.7 million, debt by $18.6 million, non-controlling interest by $26.3 million and other liabilities by $2.1 million. This change in accounting policy had no impact on income for the 2005 quarter.

ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Cash flow provided by operating activities	$27.1	$74.3	$62.2	$181.5
Add (deduct):
Changes in non-cash operating assets and liabilities	86.4	24.7	70.0	(52.4)
Current income tax expense	1.9	11.0	—	11.5
Interest expense	9.1	12.6	32.3	34.7
Interest in real estate costs	3.9	6.1	17.0	29.2
Call premium and unamortized costs on senior notes redeemed	2.1	—	30.2	12.1

	130.5	128.7	211.7	216.6
Interest and other income, net of non-cash items	(4.4)	(0.6)	(12.1)	(11.0)

Total Company EBITDA	$126.1	$128.1	$199.6	$205.6

RESORT AND TRAVEL OPERATIONS EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Resort and travel operations revenue	$391.4	$299.4	$716.0	$465.1
Resort and travel operations expenses	294.4	198.5	581.4	339.3

Resort and travel operations EBITDA	$97.0	$100.9	$134.6	$125.8

MANAGEMENT SERVICES EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Management services revenue	$59.2	$46.3	$130.9	$95.2
Management services expenses	35.6	30.6	94.4	73.4

Management services EBITDA	$23.6	$15.7	$36.5	$21.8

NET INCOME BEFORE EXPENSES TO REDEEM SENIOR NOTES

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Net income	$68.8	$56.2	$54.1	$57.3
Call premium and unamortized costs of senior notes redeemed, net of income tax	2.1	—	30.2	10.3

Net income before expenses to redeem senior notes	$70.9	$56.2	$84.3	$67.6

QUARTERLY FINANCIAL SUMMARY
(in millions, except per share amounts)

	Q3 – 05	Q2 – 05	Q1 – 05	Q4 – 04	Q3 – 04	Q2 – 04	Q1 – 04	Q4 – 03

Total revenue	$504.8	$436.2	$206.5	$487.2	$437.9	$350.0	$276.6	$371.4
Net income (loss)	68.8	(8.0)	(6.7)	2.6	56.2	0.2	0.9	(14.4)
PER COMMON SHARE:
Net income (loss)
Basic	1.44	(0.17)	(0.14)	0.05	1.18	0.01	0.02	(0.31)
Diluted	1.44	(0.17)	(0.14)	0.05	1.17	0.01	0.02	(0.30)

OUTSTANDING SHARE DATA

As at May 9, 2005, we have issued and there are outstanding 48,036,826 common shares and stock options exercisable for 4,107,434 common shares.

Consolidated Statements
of Operations and Retained Earnings
(in thousands of United States dollars, except per share amounts)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2005	2004	2005	2004

RESORT AND TRAVEL OPERATIONS:
Revenue	$391,437	$299,462	$716,020	$465,091
Expenses	294,441	198,544	581,455	339,278

Resort and travel operations contribution	96,996	100,918	134,565	125,813

MANAGEMENT SERVICES:
Revenue	59,207	46,355	130,895	95,194
Expenses	35,652	30,606	94,419	73,370

Management services contribution	23,555	15,749	36,476	21,824

REAL ESTATE DEVELOPMENT:
Revenue	52,113	91,509	292,684	498,488
Expenses	44,827	82,891	268,140	456,923

	7,286	8,618	24,544	41,565
Income (loss) from equity accounted investment	(278)	846	2,310	846

Real estate development contribution	7,008	9,464	26,854	42,411

Income before undernoted items	127,559	126,131	197,895	190,048
Interest and other income (expense)	2,355	(278)	5,599	4,832
Interest expense	(9,127)	(12,561)	(32,267)	(34,712)
Corporate general and administrative expenses	(5,395)	(4,179)	(15,336)	(13,656)
Depreciation and amortization	(35,207)	(33,155)	(61,230)	(54,718)
Call premium and unamortized costs of senior notes redeemed	(2,104)	—	(30,173)	(12,074)

Income before income taxes and non-controlling interest	78,081	75,958	64,488	79,720
Provision for income taxes	(1,942)	(10,969)	—	(11,497)
Non-controlling interest	(7,304)	(8,822)	(10,355)	(10,880)

Net income	68,835	56,167	54,133	57,343
Retained earnings, beginning of period	301,150	262,980	318,883	264,640
Dividends	—	—	(3,031)	(2,836)

Retained earnings, end of period	$369,985	$319,147	$369,985	$319,147

Net income per common share:
Basic	$1.44	$1.18	$1.13	$1.21
Diluted	1.44	1.17	1.13	1.20

Weighted average number of common shares outstanding (in thousands)
Basic	47,790	47,591	47,736	47,584
Diluted	47,873	47,889	47,784	47,823

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(in thousands of United States dollars)

	MARCH 31, 2005	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$129,478	$109,816
Amounts receivable	159,995	142,427
Other assets	217,303	94,105
Resort properties	396,327	412,343
Future income taxes	19,150	18,638

	922,253	777,329
Resort and travel operations	1,052,286	940,949
Resort properties	477,928	368,309
Amounts receivable	100,089	52,958
Investment in and advances to Leisura (note 8)	55,775	50,899
Other assets	81,911	65,306
Goodwill (note 3)	30,175	—

	$2,720,417	$2,255,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$291,159	$209,037
Deferred revenue and deposits	227,191	87,649
Bank and other indebtedness	78,463	109,685

	596,813	406,371
Bank and other indebtedness	1,013,921	849,132
Deferred revenue and deposits	68,186	82,211
Future income taxes	82,422	87,461
Non-controlling interest in subsidiaries	65,587	43,266

	1,826,929	1,468,441
SHAREHOLDERS’ EQUITY:
Capital stock (note 4)	466,879	463,485
Retained earnings	369,985	318,883
Foreign currency translation adjustment	56,624	4,941

	893,488	787,309

	$2,720,417	$2,255,750

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2005	2004	2005	2004

CASH PROVIDED BY (USED IN):
OPERATIONS:
Net income	$68,835	$56,167	$54,133	$57,343
Items not affecting cash:
Depreciation and amortization	35,207	33,155	61,230	54,718
Non-cash costs of senior notes redeemed	471	—	4,842	2,324
Income from equity accounted investment	278	(846)	(2,310)	(846)
Amortization of financing costs	546	1,276	1,821	2,551
Stock-based compensation	214	—	654	—
Amortization of benefit plan	294	508	867	1,499
Non-controlling interest	7,304	8,822	10,355	10,880
Loss (gain) on asset disposals	341	(5)	549	671

Funds from operations	113,490	99,077	132,141	129,140
Recovery of costs through real estate sales	44,827	82,891	223,140	456,923
Acquisition and development of properties held for sale	(92,519)	(99,189)	(277,201)	(373,743)
Changes in long-term amounts receivable, net	210	(3,068)	(1,109)	(1,893)
Changes in non-cash operating working capital (note 7)	(38,913)	(5,366)	(14,798)	(28,930)

	27,095	74,345	62,173	181,497
FINANCING:
Bank and other borrowings, net	(2,120)	(65,047)	86,820	(124,007)
Issue of common shares for cash	936	667	1,873	1,908
Dividends paid	—	—	(3,031)	(2,836)
Distributions to non-controlling interest	(10,487)	—	(15,933)	(11,186)

	(11,671)	(64,380)	69,729	(136,121)
INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(23,796)	(12,656)	(65,591)	(50,669)
Investment in Leisura	(15)	(2,981)	(1,450)	(17,072)
Other assets	678	(6,905)	(23,838)	(21,240)
Business acquisitions, net of cash acquired (note 3)	(447)	—	(21,744)	—
Asset disposals	324	213	383	14,435

	(23,256)	(22,329)	(112,240)	(74,546)

Increase (decrease) in cash and cash equivalents	(7,832)	(12,364)	19,662	(29,170)
Cash and cash equivalents, beginning of period	137,310	110,026	109,816	126,832

Cash and cash equivalents, end of period	$129,478	$97,662	$129,478	$97,662

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands of United States dollars, unless otherwise indicated)

1 BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2004. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

     Except as disclosed below, the significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2004.

     Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“VIEs”). The guideline provides guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. The guideline requires companies to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of the VIE and, if so, consolidate the VIE. The primary beneficiary is the party, if any, that will receive a majority of the VIE’s expected residual returns, or absorb the majority of its expected losses, or both.

     The Company has determined that it is the primary beneficiary of three VIEs – Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership. Prior to January 1, 2005, the Company accounted for these entities using the proportionate consolidation method. The impact of consolidating these VIEs on the balance sheet as at March 31, 2005 was to increase assets and liabilities as follows:

(UNAUDITED)

ASSETS
Cash	$525
Net current assets	252
Resort properties	46,256

$47,033

LIABILITIES
Net current liabilities	$2,109
Bank and other indebtedness (current)	3,394
Bank and other indebtedness (long-term)	15,206
Non-controlling interest in subsidiaries	26,324

$47,033

There was no effect of adopting the guideline on net income for the nine months ended March 31, 2005.

     The Company has determined that it has a significant variable interest in, but is not the primary beneficiary of, the Leisura Partnerships and the Commercial Partnership, which are both VIEs. Note 8 provides a description of the purpose, size and activities of these entities and the nature of the Company’s involvement with them.

     The Company’s future exposure to loss regarding its involvement with the Leisura Partnerships and the Commercial Partnership is represented by the carrying value of its investment in these entities.

2 SEASONALITY OF OPERATIONS:

Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3 BUSINESS ACQUISITIONS:

On July 2, 2004, the Company acquired 67% of the issued and outstanding share capital of Abercrombie & Kent Group of Companies (A&K). The Company acquired the shares at a cost, including costs of acquisition, of $4,561,000 and advanced $5,500,000 to A&K.

     The acquisition has been accounted for using the purchase method. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

(UNAUDITED)

Cash	$19,727
Property and equipment	17,480
Long-term receivables	587
Intangible assets	2,000
Net current liabilities	(49,796)
Bank and other indebtedness	(18,652)
Long-term liabilities	(834)
Non-controlling interest	(499)
Goodwill	34,548

Total consideration	$4,561

Included in goodwill at the date of acquisition is $9,179,000 which relates to the non-controlling interest’s share of the pre-acquisition deficit of A&K. This amount will be drawn down each period by the amount of the non-controlling interest’s share of earnings until the balance is eliminated. Goodwill has been reduced by $4,373,000 to $30,175,000 for the non-controlling interest’s share of earnings for the nine months ended March 31, 2005.

     On December 15, 2004, the Company acquired the remaining 55% issued and outstanding share capital of Alpine Helicopters Ltd. that it did not already own. The Company acquired the shares at a cost, including costs of acquisition, of $41,812,000.

     The acquisition has been accounted for using the purchase method. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values, as follows:

(UNAUDITED)

Cash	$4,892
Property and equipment	51,327
Long-term receivables	435
Intangible assets	4,806
Net current liabilities	(4,839)
Bank and other indebtedness	(2,028)
Long-term liabilities	(2,021)
Future income tax liability	(10,760)

Total consideration	$41,812

4 CAPITAL STOCK:

	MARCH 31, 2005	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)

Common shares	$463,274	$460,534
Contributed surplus	3,605	2,951

	$466,879	$463,485

(i) COMMON SHARES:

	NUMBER OF	2005
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2004	47,604,562	$460,534
Issued for cash under stock option plan	119,082	1,873
Amortization of benefit plan, net	75,938	867

Balance, March 31, 2005	47,799,582	$463,274

In addition to the stock options exercised during the nine months ended March 31, 2005, 416,500 stock options were granted and 30,634 were forfeited. A total of 4,128,434 stock options remain outstanding as at March 31, 2005.

(ii) STOCK COMPENSATION:

Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. The fair value of options issued in the nine months ended March 31, 2005 amounted to $2,698,000 and is being amortized as an expense over the vesting period of five years. The total stock compensation expense for the nine months ended March 31, 2005 was $655,000 (2004 – nil).

     Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	2005	2004
THREE MONTHS ENDED MARCH 31	(UNAUDITED)	(UNAUDITED)

Net income, as reported	$68,835	$56,167
Estimated fair value of option grants	(643)	(729)

Income, pro forma	$68,192	$55,438

PRO FORMA INCOME PER COMMON SHARE:
Basic	$1.43	$1.16
Diluted	$1.43	$1.16

	2005	2004
NINE MONTHS ENDED MARCH 31	(UNAUDITED)	(UNAUDITED)

Net income, as reported	$54,133	$57,343
Estimated fair value of option grants	(1,919)	(2,019)

Income, pro forma	$52,214	$55,324

PRO FORMA INCOME PER COMMON SHARE:
Basic	$1.09	$1.16
Diluted	$1.09	$1.16

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the nine months ended March 31, 2005 was $6.22 per option on the grant date on a weighted average basis.

     Fair value determinations have been calculated using the Black-Scholes model and the following assumptions:

	2005	2004
NINE MONTHS ENDED MARCH 31	(UNAUDITED)	(UNAUDITED)

Dividend yield (%)	0.9	0.9
Risk-free interest rate (%)	3.38	3.38
Expected option life (years)	7	7
Expected volatility (%)	33	35

5 EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2005	2004	2005	2004
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Denominator (in thousands of shares):
Weighted average number of common shares outstanding – basic	47,790	47,591	47,736	47,584
Effect of dilutive options	83	152	48	93
Effect of shares purchased for benefit plan	—	146	—	146

Weighted average number of common shares outstanding – diluted	47,873	47,889	47,784	47,823

6 SEGMENTED INFORMATION:

The following table presents the Company’s operating results by reportable segment:

	MOUNTAIN	NON-	REAL
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$310,580	$80,857	$—	$—	$391,437
Management services	39,949	4,444	14,814	—	59,207
Real estate development	—	—	51,835	—	51,835
Corporate and all other	—	—	—	2,355	2,355

	$350,529	$85,301	$66,649	$2,355	$504,834

SEGMENT OPERATING PROFIT:
Resort and travel operations	$95,345	$1,651	$—	$—	$96,996
Management services	16,759	2,814	3,982	—	23,555
Real estate development	—	—	7,008	—	7,008
Corporate and all other	—	—	—	2,355	2,355

	$112,104	$4,465	$10,990	$2,355	129,914

LESS:
Interest expense					(9,127)
Corporate general and administrative expenses					(5,395)
Depreciation and amortization					(35,207)
Call premium and unamortized costs of senior notes redeemed					(2,104)

Income before income taxes and non-controlling interest					$78,081

	MOUNTAIN	NON-	REAL
NINE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$471,026	$244,994	$—	$—	$716,020
Management services	67,740	14,994	48,161	—	130,895
Real estate development	—	—	294,994	—	294,994
Corporate and all other	—	—	—	5,599	5,599

	$538,766	$259,988	$343,155	$5,599	$1,147,508

SEGMENT OPERATING PROFIT:
Resort and travel operations	$123,899	$10,666	$—	$—	$134,565
Management services	11,074	6,666	18,736	—	36,476
Real estate development	—	—	26,854	—	26,854
Corporate and all other	—	—	—	5,599	5,599

	$134,973	$17,332	$45,590	$5,599	203,494

LESS:
Interest expense					(32,267)
Corporate general and administrative expenses					(15,336)
Depreciation and amortization					(61,230)
Call premium and unamortized costs of senior notes redeemed					(30,173)

Income before income taxes and non-controlling interest					$64,488

	MOUNTAIN	NON-	REAL
THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$289,271	$10,191	$—	$—	$299,462
Management services	33,004	2,980	10,371	—	46,355
Real estate development	—	—	92,355	—	92,355
Corporate and all other	—	—	—	(278)	(278)

	$322,275	$13,171	$102,726	$(278)	$437,894

SEGMENT OPERATING PROFIT:
Resort and travel operations	$101,981	$(1,063)	$—	$—	$100,918
Management services	11,579	1,119	3,051	—	15,749
Real estate development	—	—	9,464	—	9,464
Corporate and all other	—	—	—	(278)	(278)

	$113,560	$56	$12,515	$(278)	125,853

LESS:
Interest expense					(12,561)
Corporate general and administrative expenses					(4,179)
Depreciation and amortization					(33,155)

Income before income taxes and non-controlling interest					$75,958

	MOUNTAIN	NON-	REAL
NINE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$431,641	$33,450	$—	$—	$465,091
Management services	57,848	11,726	25,620	—	95,194
Real estate development	—	—	499,334	—	499,334
Corporate and all other	—	—	—	4,832	4,832

	$489,489	$45,176	$524,954	$4,832	$1,064,451

SEGMENT OPERATING PROFIT:
Resort and travel operations	$128,613	$(2,800)	$—	$—	$125,813
Management services	7,466	5,450	8,908	—	21,824
Real estate development	—	—	42,411	—	42,411
Corporate and all other	—	—	—	4,832	4,832

	$136,079	$2,650	$51,319	$4,832	194,880

LESS:
Interest expense					(34,712)
Corporate general and administrative expenses					(13,656)
Depreciation and amortization					(54,718)
Call premium and unamortized costs on bonds redeemed					(12,074)

Income before income taxes and non-controlling interest					$79,720

7 CASH FLOW INFORMATION:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2005	2004	2005	2004
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

CASH PROVIDED BY (USED IN):
Amounts receivable	$(17,710)	$(24,618)	$11,008	$(12,489)
Other assets	5,261	69,493	(129,229)	14,218
Amounts payable	22,824	(8,720)	47,451	(21,490)
Deferred revenue and deposits	(49,288)	(41,521)	55,972	(9,169)

	$(38,913)	$(5,366)	$(14,798)	$(28,930)

SUPPLEMENTAL INFORMATION:
Interest paid	$6,785	$18,218	$63,077	$63,405
Income, franchise and withholding taxes paid	2,993	589	9,176	3,696
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes receivable on sale of properties to Leisura	—	(69)	406	8,109
Notes received on asset disposals	—	—	45,000	—
Bank and other indebtedness incurred on acquisition	—	—	20,659	—

8 RELATED PARTY TRANSACTIONS:

(i) INVESTMENT IN LEISURA

The Company sells certain real estate projects to partnerships in which it exercises significant influence (collectively, the “Leisura Partnerships”). Total proceeds on the sales consist of cash, the assumption of certain project-related working capital accounts, and notes receivable. Profit on the sales of the projects is deferred and recognized when revenue on the sales of the projects is realized by the Leisura Partnerships. During the nine months ended March 31, 2005, the Company sold two real estate projects to the Leisura Partnerships for proceeds of $19,878,000 (2004 – ten projects for proceeds of $107,675,000).

     Development and sales management fees earned during the nine months ended March 31, 2005 totaled $13,727,000 (2004 – $8,409,000) and have been included in management services revenue. Interest income related to the notes receivable and working capital loans of $559,000 has been included in interest and other income for the nine months ended March 31, 2005 (2004 – $535,000).

	MARCH 31, 2005	JUNE 30, 2004
INVESTMENT IN AND ADVANCES TO LEISURA:	(UNAUDITED)	(AUDITED)

Equity contributions	$39,135	$33,450
Leisura formation costs	3,830	3,810
Notes receivable and working capital loans	8,817	11,956
Equity income, cumulative (net of amortization of formation costs)	3,993	1,683

	$55,775	$50,899

At March 31, 2005, deferred revenue includes $19,005,000 (June 30, 2004 – $31,702,000) relating to the sale of projects to the Leisura Partnerships and amounts receivable includes $13,785,000 (June 30, 2004 – $13,582,000) due from the Leisura Partnerships.

(ii) COMMERCIAL PROPERTIES

In December 2004 the Company sold commercial properties at seven of its resorts to a partnership (the ‘Commercial Partnership’) for proceeds of $109,176,000, comprising cash of $64,176,000 and a note receivable of $45,000,000. The Company has a 20% interest in the Commercial Partnership for an equity contribution of $9,414,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations, for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The maximum amount payable under these commitments is estimated at $6,664,000 from 2005 to 2008. These commitments will be reduced by revenue earned by the Company from subleasing the vacant space.

     The Company recorded a loss of $1,233,000 on the sale of commercial properties at two resorts. The gain on sale of commercial properties at five resorts totaling $10,064,000 net of the estimated cost of the commitment to head-lease vacant premises, is deferred and will be recognized over the useful lives of the properties.

Intrawest.com

INTRAWEST CORPORATION
SUITE 800, 200 BURRARD STREET
VANCOUVER, BC CANADA V6C 3L6
T 604.669.9777 F 604.669.0605